FOR IMMEDIATE RELEASE

AutoChina International Reports 2012 First Quarter Financial Results

Shijiazhuang, Hebei Province, China – June 1, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for its first quarter ended March 31, 2012.

Q1 2012 Financial Highlights (comparisons are year over year)

•	Total revenues of $103.1 million, compared to $136.2 million
•	Gross profit of $24.5 million, compared to $23.2 million
•	Net income of $8.0 million, compared to a net loss of $27.4 million (which included loss on change in fair value of earn-out obligation)
•	Adjusted net income of $8.0 million, compared to $11.0 million
•	Adjusted EBITDA of $16.2 million, compared to $18.2 million

Operational Highlights

•	1,725 commercial vehicles leased in the first quarter of 2012
•	During the first quarter, AutoChina opened 6 new commercial vehicle financing and service centers, and, as of March 31, 2012, operated 512 financing and service centers, compared to 318 centers at March 31, 2011.
•	Expects continued margin expansion as finance and insurance income grows as a percentage of revenue

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “During the first quarter of 2012, we remained focused on expanding our store network and service and finance offerings despite difficult market conditions. Sales of heavy-trucks in China were generally affected by weaker than expected economic growth as well as seasonality in the first quarter due to the Chinese New Year. Despite these conditions, we have continued to stick closely to a thorough credit screening process for our new truck lease agreements, which has been evidenced by our continued low-default rate. We are also working to diversify our service offerings to our current and potential customers across China. This includes cost-effectively expanding our new insurance agency business, sale-leaseback program, value-added services (tires, fuel), and growing our network of financing and service centers. While we have encountered difficult market conditions, we feel that these initiatives will position the Company for long term success.”

Heavy Truck Sales

The Company leased 1,725 new commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the first quarter of 2012, compared to 2,559 in the first quarter of 2011. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 33,000 trucks. The Company realized losses in relation to 147 vehicles for loss and accidents during the three months ended March 31, 2012. There were 8 such losses recognized in the three months ended March 31, 2011. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles. The Company has also begun to gain traction through the leasing of a wider array of commercial vehicles, including cement mixers and dump trucks, and will continue to offer different types of vehicles that fit AutoChina’s leasing standards.

Used Vehicle Leasing

The Company launched its used commercial vehicle sale-leaseback program in early 2011 and 290 trucks were leased under this program in the first quarter of 2012.

Insurance Agency Services

In November 2011, the Company announced that it had established its own insurance agency company, which commenced business in December 2011. AutoChina has now signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. While each of AutoChina’s 512 store locations is licensed to sell insurance from its carrier partners, the Company has also launched 12 new insurance agency branch offices solely dedicated to this service in appropriate markets.

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June 1, 2012

Expansion of Specialty Finance Store Network

During the first quarter, AutoChina opened 6 new commercial vehicle financing and service centers, and, as of March 31, 2012, operated 512 financing and service centers, compared to 318 centers at March 31, 2011. The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

2012 First Quarter Financial Review

•	Revenues for the first quarter ended March 31, 2012, were $103.1 million, compared to $136.2 million in the first quarter of 2011. The decrease in revenues primarily resulted from lower demand for heavy trucks, which was partially offset by higher finance and insurance income during the period. The Company reported $80.4 million in commercial vehicle revenues, and $22.6 million, or 21.9%, in revenues related to finance and insurance.

•	Cost of sales during the period totaled $78.5 million, with an average cost per commercial vehicle of $45,500. Gross margin increased to 23.7% for the three months ended March 31, 2012, from 17.1% for the prior-year period, primarily due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

•	Net income in the three months ended March 31, 2012, was $8.0 million, or $0.34 per share based on 23.6 million diluted weighted average shares outstanding, compared to a net loss of $27.3 million, or $1.16 per share based on 23.5 million diluted weighted average shares outstanding, in the three months ended March 31, 2011. The year-over-year increase of net income from a net loss position primarily resulted from the decrease of loss on change in fair value of earn-out obligation, which has now been cancelled.

•	Adjusted net income, which is net income excluding the loss on change in fair value of earn-out obligation, was $8.0 million, compared to $11.0 million for the first quarter of 2011.

•	Adjusted EBITDA for the quarter ended March 31, 2012, was $16.2 million, compared to $18.2 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of adjusted net income and adjusted EBITDA.

Balance Sheet Highlights

At March 31, 2012, AutoChina’s cash and cash equivalents (not including restricted cash) were $35.4 million, working capital was $186.7 million, total debt was $185.1 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $293.6 million, compared to $43.0 million, $170.7 million, $230.1 million, and $290.3 million, respectively, at December 31, 2011.

About AutoChina International Limited

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   As of March 31, 2012, the Company owned and operated 512 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;

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June 1, 2012

•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@autochinaintl.com

Investor Relations

The Equity Group Inc.

Carolyne Yu

Account Executive

(212) 836-9610 / cyu@equityny.com

Adam Prior

Vice President

(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 4
June 1, 2012

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands except share and per share data)

	Three months ended March 31,
	2012	2011
Revenues
Commercial vehicles	$80,443	$116,642
Finance and insurance	22,625	19,591
Total revenues	103,068	136,233

Cost of sales
Commercial vehicles	2,747	32,131
Commercial vehicles, related parties	75,797	80,868
Total cost of sales	78,544	112,999

Gross profit	24,524	23,234

Operating expenses
Selling and marketing	2,124	1,746
General and administrative	8,120	4,329
Interest expense	3,795	3,323
Interest expense - related parties	281	643
Other income, net	(568)	(600)
Total operating expenses	13,752	9,441

Income from operations	10,772	13,793

Other income (expense)
Loss on change in fair value of earn-out obligation	—	(38,400)
Interest income	32	23
Other income (expense), net	32	(38,377)

Income (loss) from operations before income taxes	10,804	(24,584)

Income tax provision	2,768	2,793

Net income (loss)	8,036	(27,377)
Foreign currency translation adjustment	192	1,188

Comprehensive income (loss)	$8,228	$(26,189)

Earnings (loss) per share
Basic	$0.34	$(1.16)
Diluted	$0.34	$(1.16)

Weighted average shares outstanding
Basic	23,538,919	23,538,919
Diluted	23,612,622	23,538,919

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June 1, 2012

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2012	2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$35,432	$43,019
Restricted cash	159	159
Accounts receivable, net of provision for doubtful debts of $6,667 and $4,830, respectively	26,412	25,357
Inventories	3,628	2,529
Deposits for inventories	71	105
Deposits for inventories, related party	—	14,539
Prepaid expenses and other current assets	11,357	12,096
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $887 and $714, respectively	321,234	329,111
Total current assets	398,293	426,915

Property, equipment and leasehold improvements, net	4,184	3,356
Deferred income tax assets	2,423	1,811
Net investment in direct financing and sales-type leases, net of current maturities	100,310	114,447

Total assets	$505,210	$546,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $104,062 and $111,095 as of March 31, 2012 and December 31, 2011, respectively)	$127,099	$149,979
Long-term borrowings (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of $44,485 and $44,438 as of March 31, 2012 and December 31, 2011, respectively)	44,485	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $122 and $112 as of March 31, 2012 and December 31, 2011, respectively)	282	404
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $5,374 and nil as of March 31, 2012 and December 31, 2011, respectively)	9,127	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,777 and $4,415 as of March 31, 2012 and December 31, 2011, respectively)	13,514	13,652
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,314 and $3,244 as of March 31, 2012 and December 31, 2011, respectively)	4,410	35,661
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $352 and $508 as of March 31, 2012 and December 31, 2011, respectively)	1,350	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,567 and $1,548 as of March 31, 2012 and December 31, 2011, respectively)	2,191	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of March 31, 2012 and December 31, 2011, respectively)	9,185	8,162
Total current liabilities	211,643	256,247

Total liabilities	211,643	256,247

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2012	2011
	(unaudited)
Commitment and Contingency

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 23,538,919 shares at March 31, 2012 and December 31, 2011 respectively	24	24
Additional paid-in capital	380,894	379,952
Statutory reserves	13,016	13,016
Accumulated losses	(122,198)	(124,349)
Accumulated other comprehensive income	21,831	21,639
Total shareholders’ equity	293,567	290,282

Total liabilities shareholders’ and equity	$505,210	$546,529

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three months ended March 31,
	2012	2011

Net cash provided by (used in) operating activities	$44,649	$(23,057)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,247)	(440)
Repayment of due from an affiliate	—	9,000

Net cash (used in) provided by investing activities	(1,247)	8,560

Cash flow from financing activities:
Proceeds from borrowings	29,200	73,198
Repayments of borrowings	(52,215)	(35,388)
Proceeds from affiliates for debt	—	229,380
Repayment to affiliates	(31,259)	(228,654)
Increase in accounts payable, related parties	75,797	80,868
Repayment to accounts payable, related parties	(66,679)	(49,839)
Dividend paid	(5,885)	—

Net cash (used in) provided by financing activities	(51,041)	69,565

Net cash (used in) provided by operating, investing and financing activities	(7,639)	55,068

Effect of foreign currency translation on cash	52	89

Net (decrease) increase in cash and cash equivalents	(7,587)	55,157

Cash and cash equivalents, beginning of the period	43,019	30,931

Cash and cash equivalents, end of the period	$35,432	$86,088

Supplemental disclosure of cash flow information:
Interest paid	$7,076	$2,453
Income taxes paid	$2,965	$3,639

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June 1, 2012

Non-GAAP Financial Measures ($ in 000s)

A reconciliation of Adjusted Net Income to net income (loss) is provided below:

	Three Months Ended March 31,
	2012	2011
Net income (loss)	$8,036	$(27,377)

Loss (gain) on change in fair value of earn-out obligation	—	(38,400)

Adjusted Net Income	$8,036	$11,023

A reconciliation of Adjusted EBITDA to net income (loss) is provided below:

	Three Months Ended March 31,
	2012	2011
Net income (loss)	$8,036	$(27,377)

Interest expenses	4,076	3,966

Interest income	(32)	(23)

Income tax provision	2,768	2,793

Loss (gain) on change in fair value of earn-out obligation	—	38,400

Stock-based compensation	942	147

Depreciation & Amortization	423	306

Adjusted EBITDA	$16,213	$18,212

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted Net Income as net income (loss) before gain (loss) on change in fair value of earn-out obligation and Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including Loss (gain) on change in fair value of earn-out obligation, stock-based compensation and accretion of stock repurchase obligations. Adjusted Net Income and Adjusted EBITDA exclude certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted Net Income and Adjusted EBITDA, and the material limitations of therein. Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted Net Income and Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted Net Income and Adjusted EBITDA using the same consistent method from quarter to quarter. The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.